[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 C.F.R. §200.83. THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE. ASTERISKS DENOTE SUCH OMISSIONS.

August 22, 2005

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

  Re:
  Duke Energy Holding Corp.
  Registration Statement on Form S-4
  Filed July 1, 2005
  File No. 333-126318

Dear Mr. Owings:

        On behalf of Duke Energy Holding Corp. (the "Company"), we have the following responses to the comments in your comment letter dated July 29, 2005 (the "Comment Letter") relating to the registration statement on Form S-4 filed by the Company on July 1, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation ("Duke Energy") and Cinergy Corp. ("Cinergy").

        For your convenience, we have included your comments below in bold with the Company's corresponding responses following each bold comment. In addition, in response to the Comment Letter, we are filing electronically with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "Amendment") to the Form S-4 (as amended, the "Form S-4"). Capitalized terms used but not separately defined herein have the meanings given to such terms in the Form S-4.

General

  1.
  We note that you have filed written communications under Rule 425 after you filed the registration statement. Subsequent to the filing of the registration statement, however, Rule 425 filings should be made under the Securities Act file number of the Form S-4. See Regulation M-A telephone interpretation B.12 available at www.sec.gov in the July 2000 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please make the correction in any future filings.

        Beginning with the filing under Rule 425 on August 2, 2005, the Company has included the Securities Act file number of the Form S-4, 333-126318. The Company will make subsequent Rule 425 filings under the Securities Act file number of the Form S-4 as well.

Cover Page

  2.
  We remind you that the letter to the shareholders also serves as the cover page of the prospectus and therefore is subject to the plain English rules. Accordingly, in order to increase the readability and highlight the key terms of the offering, please remove information that is not required to be included on the cover page. In particular, we suggest you delete the second full paragraph. See Item 501 to Regulation S-K.

        The Company has revised the letter to shareholders in the Form S-4 to remove information that is not required to be included on the cover page. Specifically, the Company has deleted the second full paragraph as noted in the comment.

Summary, page 1

  3.
  Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed acquisition. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the mergers and the agreement. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please revise accordingly.

        The Company has revised the summary disclosure in the Form S-4 to eliminate excessive detail in response to the Staff's comment.

Risk Factors, page 24

  4.
  Some of your risk factors appear overly lengthy and should be revised to include only enough disclosure to clearly describe the material risk and to put the risk into context. In this regard, detailed information should be moved to the body of the prospectus. For example, we refer you to the first risk factor on page 32, the risk factor on page 35, the second risk factor on page 36, the risk factor on page 38 and the last risk factor on page 39. Please note that these are only examples. Please revise accordingly throughout this section.

        The Company has revised the risk factors section of the Form S-4 in response to the Staff's comment.

  5.
  In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you or to the investors in the offering. For example, we note that the following risk factors appear to contain generic disclosures:

  •
  The long-term financial condition..., page 29;

  •
  We rely on access to short-term money markets..., page 30;

  •
  We may be required to record impairments..., page 31;

  •
  We may make investments that do not achieve..., page 33;

  •
  International concern with perceived global..., page 41 and

  •
  Increased environmental regulation and liabilities..., page 41.

    Please note these are only examples. Please review your entire risk factor section and revise as necessary.

        The Company has reviewed the entire the risk factors section of the Form S-4 and eliminated a discussion of generic risks or revised the disclosure to state material risks specific to the Company or its investors in the offering.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

The mergers are subject to approval..., page 25

  6.
  This risk factor appears to discuss two separate risks, one relating to the uncertainty of obtaining our approval of the merger under the Public Utility Holding Company Act and the other relating to the impact of Public Utility Holding Company Act on Duke Energy Holdings. Please revise, here and throughout the risk factor section, as each risk factor should discuss only one distinct and material risk to you and investors.

        Given the recent adoption of the Energy Policy Act of 2005, the Company has revised the risk factors section to eliminate this risk factor in its entirety.

We are subject to asbestos litigation, page 36

  7.
  We note your disclosure in the second paragraph that you do not anticipate that any changes to your current estimates will have any material adverse effect on your consolidated results of operations, cash flows or financial position. If you do not believe that a risk factor presents a material risk to you or to investors, you should remove the risk factor. We also refer you to the last paragraph of the risk factor beginning at the bottom of page 36. In that paragraph, you describe a risk, but conclude that you believe that the Energy Markets Tariff "[w]ill not have a material impact on our results of operations or financial position." Please revise accordingly throughout this section, as applicable.

        The Company has revised the risk factors section to eliminate risk factors that do not address material risks to the Company or its investors.

The Duke Energy Special Meeting, page 44

Duke Energy Record Date; Shares Entitled to Vote, page 44

  8.
  Please revise to clarify how Duke Energy treasury stock will be treated for voting purposes at the special meeting.

        The Company has revised the Form S-4 to make clear that a North Carolina corporation cannot vote its own shares because North Carolina law does not recognize the concept of treasury shares. Accordingly, Duke Energy has no treasury shares and will have none at the time of the Duke Energy special meeting.

The Mergers, Page 54

Background of the Mergers, page 54

  9.
  Please note that if a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and that report, opinion or appraisal is referred to in the prospectus, you must furnish the same information that would be required by Item 9(b)(1) though (6) of Schedule 13E-3. See Item 4(b) to Form S-4. In this regard, it appears that the analysis provided by the third-party synergy consultant engaged by both parties is subject to disclosure per Item 4(b) to Form S-4. Please revise or advise.

        The Company acknowledges the Staff's comment and supplementally advises the Staff that no outside report, opinion or appraisal materially relating to the transaction was received from an outside party (other than the opinions of financial advisors disclosed in the Form S-4). The third-party synergy consultant did not provide a report, opinion or appraisal to either Duke Energy or Cinergy. The third-party synergy consultant was retained only to assist the management of each of Duke Energy and Cinergy to prepare a management report on synergy potentials. The briefings and reports to the

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

respective boards of Duke Energy and Cinergy, accordingly, were prepared by management of each company with the assistance of the consultants and delivered by management.

  10.
  We note your disclosure in the fifth full paragraph on page 56 that your management presented a preliminary analysis of potential business combinations with several potential partners to your board of directors. We further note your disclosure that your board of directors reviewed and discussed a preliminary indication of interest regarding a potential business combination that you received from a third party and that the board determined not to pursue a combination with that third party. Please fully discuss each of the other alternatives you considered, particularly the potential business combination with the referenced third party, and explain why your board of directors concluded not to pursue a business combination(s) with them. Further, please discuss why your board of directors chose to pursue a business combination with Cinergy over the other alternatives.

        The Company has revised the Form S-4 to discuss other alternatives considered, particularly the potential business combination with the referenced third party, and has revised the Form S-4 to explain why the Board of Directors determined not to pursue a business combination with such third party.

Duke Energy's Reasons for the Mergers..., page 64

  11.
  We note your disclosure of the factors considered by Duke Energy's board of directors in recommending the mergers. Please revise to expand the bulleted factors to discuss in more specific detail how each factor impacted your decision to recommend the transaction. As examples, please consider the following:

  •
  Revise to more specifically discuss how you will achieve in terms of cost savings and synergies after the mergers. In this regard, we note the multiple analyst meeting presentation slideshow and transcripts filed under cover of Form 425.

  •
  Revise to more specifically address the possible impact upon the Duke Energy North America operation. Again, we note more extensive discussion in your Form 425 filings.

  •
  Revise here to more specifically address the motives and advantages highlighted in the Form 425 filing on July 1, 2005. In particular, we note the filing cites five "motives" for the merger, including the purchase of assets below their replacement costs, as a reason for the merger. The filing and other Form 425 filings also emphasis the possible gas and electric operations standalone strength as a reason for the merger.

    The above are only examples. Please revise accordingly. Further, please also expand your disclosure under "Cinergy's Reasons for the Mergers..." on page 86, as applicable.

        The Company has revised the Form S-4 to expand the bulleted factors to discuss in more specific detail how each factor impacted Duke Energy's and Cinergy's decision to recommend the transaction. The Company notes, however, that the referenced portion of the Form 425 filing of July 1, 2005, regarding five "motives" for "mergers" discusses five generic reasons that business entities consider mergers. The referenced slide does not purport to provide reasons for this specific transaction. In fact, the referenced slide includes examples of historic mergers outside of the utility industry (e.g. Pfizer/Warner Lambert, AOL/TimeWarner and Exxon/Mobil). Accordingly, the Company does not believe it is appropriate to include such motives in its discussion of the reasons for the merger in the Form S-4.

Fairness Opinions Presented to the Duke Energy..., page 68

  12.
  Provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

        The Company will provide supplementally, under separate cover, any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion.

  13.
  Please revise to more clearly discuss why Duke Energy retained two financial advisors.

        The Company has revised the Form S-4 to more clearly discuss why Duke Energy retained two financial advisors.

  14.
  As currently drafted, the discussion of each financial advisor's opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis.

        The Company has revised the discussion of the fairness opinion of each of UBS and Lazard in response to the comment.

Opinion of Cinergy's Financial Adviser, page 91

  15.
  According to the analyst meeting transcript filed under cover of Form 425 on May 9, 2005 and your disclosure beginning at the bottom of page 145, Merrill Lynch appears to be assisting Duke Energy in its share repurchasing program. Please tell us what consideration you have given to providing Item 1015(b)(4) of Regulation M-A disclosure here with regard to that apparent material relationship between Duke Energy and Merrill Lynch.

        The disclosure on page 97 has been revised in response to the Staff's comment.

The Merger Agreement, page 128

Timing of Closing, page 129

  16.
  We note your disclosure stating that the transaction is subject to the satisfaction or waiver of the conditions. We also note your disclosure under "Amendment; Extension and Waiver" on page 138, where you disclosed that a party may "[w]aive compliance by the other parties with any of the agreements or conditions contained in the merger agreement." Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a transaction.

        The Company acknowledges the Staff's position with respect to re-solicitation when companies waive material conditions to a transaction.

Unaudited Pro Forma Condensed Combined Financial Information, page 148

  17.
  You indicate the adjustments reflected in the pro forma financial statements are preliminary and subject to revision pending additional determinations. Please note that any material differences between the adjustments reflected in your final pro forma financial statements included in the final solicitation document and those made at closing of the acquisition should be identified and discussed in the historical financial statements in which the purchase is first reflected. This may be accomplished in the note in which you provide the paragraph 51.e of SFAS 141 disclosure. Please ensure you identify differences due to external

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

    factors such as interest rates or changes in the position of commodity forward curves versus those due to factors largely within your control, such as changes in estimates, appraisals, discount rates or identification of additional contingencies or assets. Please confirm your concurrence with this approach and explain to us how you plan to communicate changes in your allocation of purchase price at closing.

        The transaction is not anticipated to close until some time in the first half of 2006, and the Company does not anticipate obtaining independent appraisals until the transaction closes. Accordingly, the Company expects there will be differences between the adjustments reflected in its pro forma financial statements included in the Form S-4 when declared effective and the actual purchase accounting adjustments reflected in filings or reports subsequent to closing the acquisition.

        The Company concurs with the Staff's position that any material differences should be identified and explained in the Company's filings under the Exchange Act following completion of the merger. The Company, however, believes that such explanation and discussion would be more appropriate in Management's Discussion and Analysis (MD&A) than in the footnotes to the audited financial statements. The pro forma information is presented separately from the historical financial statements, and is not a part of the historical financial statements. Further, such disclosure is not required in order for the Company's financial statements to comply with Generally Accepted Accounting Principles (GAAP). The Company believes that the footnotes to its financial statements should be focused on containing the supplemental data and other explanations needed for a complete understanding of the Company's historical financial statements, and thus intends to include any such explanation and discussion of any material differences in its MD&A.

General

  18.
  Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies, such as lawsuits, environmental reserves, cost of removal, or any uncertainties about the tax carryover basis of Cinergy's assets and liabilities. Tell us whether and why Cinergy's synthetic fuel credits do not constitute potential pre-acquisition contingencies. In this regard, provide us details of any Internal Revenue Service action initiated to date on Section 29 credits. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7. Lastly, provide us an analysis of the potential impact of the proposed Interpretation of SFAS no. 109 with respect to uncertain tax positions. Explain to us how you anticipate it will affect your purchase price allocation and the extent to which tax cushions currently exist and are adequate.

        Cinergy has several potentially material pre-acquisition contingencies as of June 30, 2005, all of which are discussed in Cinergy's Form 10-Q for the quarterly period ended June 30, 2005. These include: (a) the Clean Air Act lawsuit filed by the United States, (b) the carbon dioxide lawsuit filed by several states, (c) the Zimmer station lawsuit filed by a citizen of the village of Moscow, (d) contingencies related to Cinergy's manufactured gas plant sites, and (e) contingencies related to tax credits claimed by Cinergy for the production of synthetic fuel pursuant to Internal Revenue Code Section 29.

        With regard to Cinergy's synthetic fuel tax credits, the IRS has recently begun auditing Cinergy for the 2002 tax year, the first year in which Cinergy claimed significant tax credits under Section 29. To date, no adjustment has been proposed and no other action initiated related to these credits.

        Consistent with the guidance in SAB Topic 2.A.7, the Company will disclose, in its first Form 10-Q following the consummation of the merger, any pre-acquisition contingencies for which it is awaiting

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

information that has been arranged to be obtained. The Company advises the staff that there have been news reports indicating that Cinergy has been named, along with 12 other U.S. and Canadian power companies, in a lawsuit brought by residents of Ontario, Canada, for alleged damages due to emissions from the companies' power plants. To date, Cinergy has not been served in this lawsuit and has not reviewed the complaint. At this time, however, the Company is not aware of any other pre-acquisition contingencies for which it expects to be awaiting any additional information.

        "Accounting for Uncertain Tax Positions, an interpretation of SFAS 109" was issued in proposed form by the FASB in July 2005. Neither the Company nor Cinergy has completed an internal review of the implications of the proposed interpretation at this time. Accordingly, the Company is unable to advise the Staff regarding the anticipated impacts of the proposed interpretation at this time. Moreover, the policy of both Duke Energy and Cinergy is to provide disclosures of the impacts of accounting standards once finalized, which the Company believes is consistent with the requirements of SAB Topic 11M. Accordingly, the Company and Cinergy intend to disclose the anticipated impacts of the proposed interpretation following issuance of any final interpretation.

  19.
  Tell us why you have not reflected the probable deconsolidation of Duke Energy Field Services in the pro forma income statement given its material impact on revenues and, we assume, expenses. We further assume such deconsolidation will materially change the composition of the balance sheet including the proceeds from disposal. Please advise whether the disposition will necessitate the filing of a Form 8-K and whether the equity investment will be significant necessitating the filing of Rule 3-09 of Regulation S-X financial statements.

        The Company has not reflected the probable deconsolidation of Duke Energy Field Services (DEFS) in the pro forma income statements because the pro forma effects of this transaction are not material to the Company's consolidated net earnings. The pro forma impacts of the transaction are significant to each of revenues and expenses, but not to net earnings. With regards to implications to the balance sheet, although some individual line item amounts will change (e.g., investment in unconsolidated affiliates will increase and net property plant and equipment will decrease), the pro forma effect of deconsolidation results in a net decrease in total assets of less than 10%. The transaction did not necessitate Duke Energy filing a Form 8-K under Item 2.01 as it did not meet any of the significance thresholds specified in Item 2.01 thereof.

        In arriving at its conclusion that the pro forma impacts of this transaction were not material, the Company considered a variety of factors, including the tests in Rule 1-02(w) of Regulation S-X, the guidance in Rule 11-01(a)(8) of Regulation S-X and whether a Form 8-K would be required under Item 2.01, as well as the impacts on the financial measures the Company believes are important to investors. For example, the Company does not believe that amounts of revenues and expenses represent key financial measures used by investors and others to evaluate the performance of Duke Energy. This is especially true for DEFS, due to the volatility in DEFS' revenues and expenses caused by fluctuations in commodity prices. For example, DEFS' segment revenues increased by over $4 billion from 2002 to 2004, due largely to fluctuations in commodity prices, but DEFS' segment earnings only increased by approximately $200 million due to the offsetting impact of commodity prices on operating expenses. The Company notes that it does discuss the transaction in the introduction to the pro forma financial statements, indicates that the impact of the deconsolidation will not be material to key financial measures, and provides information on the impact on revenues. The Company believes this level of disclosure is appropriate given the magnitude of the transaction to its financial statements.

        With regards to the application of Rule 3-09 of Regulation S-X, no financial statements would have been required for DEFS had the Company owned 50% of DEFS as of and for the year ended December 31, 2004. The Company cannot definitively determine whether financial statements will be required for DEFS under Rule 3-09 for 2005, as the test is performed as of year-end; however; the

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

Company does not currently anticipate needing the financial statements of DEFS pursuant to Rule 3-09 because DEFS' results of operations for the first half of 2005 will be included in Duke Energy's consolidated results for the first half of 2005. The Company cannot predict the potential need for DEFS financial statements under Rule 3-09 for subsequent periods, although the relative significance of the investment in DEFS to the consolidated totals should be reduced following completion of the merger with Cinergy.

  20.
  You indicate that Duke Energy anticipates the merger transaction to generate approximately $400 million of cost savings by the third year of the transaction close. You also anticipate some form of sharing with customers of the savings. Please explain what you believe will be the approximate sharing percentage between customers and shareholders. Please explain the specific mechanism by which savings would be shared. In this regard, please tell us whether and how the costs of effecting the merger, including any premium, will be matched against the anticipated savings for financial reporting purposes. Tell us whether you anticipate a new rate case to reflect the revised cost structure. Finally tell us whether there is any possibility that goodwill will be included in rates.

        The Company has only recently begun merger approval proceedings with each state utility commission, and thus does not yet know what forms any sharing mechanisms might ultimately take. In each proceeding, the respective state utility commission will determine how costs and savings will be treated, including what percentage of savings is returned to customers and what percentage is retained by the Company. A summary of the proposals put forth at this point is as follows:

  •
  Indiana, Ohio, and Kentucky: A sharing mechanism with a to-be-determined percentage of the estimated 5-year average annual regulated savings is being proposed to be annually shared with customers. The Company is seeking approval to recover from ratepayers the regulated portion of the costs to achieve the merger savings. These costs include primarily severance costs, retention costs, systems integration costs and transaction costs, but do not include any acquisition premium.

  •
  North Carolina and South Carolina: Net savings will accrue over time and will be shared with customers in the normal course of ratemaking. The allocations to each of these state jurisdictions for ratemaking purposes are determined by the Company's annual cost of service studies. The savings associated with the merger, and the actual costs to achieve the savings, will be reflected in various accounts and will be allocated to each retail jurisdiction as part of the annual cost-of-service study.

        If the regulators approve the recovery of the costs to achieve merger savings, the Company will amortize costs over the period of recovery, consistent with the requirements of SFAS No. 71.

        The Company does not anticipate that goodwill will be included in setting its rates. Given that the cost structure of the acquired companies is not intended to be revised significantly for ratemaking purposes, the Company does not anticipate any base rate cases to occur solely as a result of the mergers.

  21.
  Please tell us what you mean by the statement "However, these estimates of fair value could change following further analysis of this matter." Please also tell us how the rate structure of Cinergy's utilities will affect the estimated fair value of the assets and liabilities of these utility operations. Please be detailed in your explanation and give hypothetical, reasonably possible illustrations of what you are conveying in such statements. You may want to clarify or reference to where the rate implications are discussed.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

        The Company has removed the referenced sentence from the pro forma financial information included in the Form S-4 as a result of further analysis of the rate setting and recovery provisions currently in place and expected to be in place at closing applicable to Cinergy's regulated operations.

        The Company's response to Comment 22 below addresses the methodology the Company is using to estimate the fair values of the assets and liabilities for Cinergy's regulated operations and how the rate structure of Cinergy's utilities will affect the estimated fair value of the assets and liabilities of those utility operations.

  22.
  Please advise whether the statements referred to in the prior comment are intended to convey your intention that no allocation will be made to regulated tangible and intangible assets that do not have a pre-acquisition carrying value on the books of Cinergy, even if newly identified. Specifically, for assets and liabilities related to regulated operations, will there be any process to identify and allocate value to definite and indefinite-lived intangibles that were not being included in the rate setting process due to lack of cost basis but are physically utilized in providing regulated service? If not, please explain in detail.

        Certain of Cinergy's operations—specifically CG&E's transmission and distribution operations and all of PSI and ULH&P—are subject to state regulations whereby customer rates (and therefore the revenues of these entities) are based on historical costs of assets and liabilities. The most significant assets driving customer rates include generating plants, transmission and distribution assets, coal inventory, emission allowances, and coal under long-term contract.

        For Cinergy's regulated property, plant and equipment, future cash flows that will be collected through rates are based on the historical costs of these assets coupled with an authorized rate of return. The rate of return is based on the underlying capital structure of the regulated entity and includes the embedded cost of debt rather than a market rate cost of debt. Accordingly, the use of a discounted cash flow approach would result in fair values that approximate current book values.

        For coal and emission allowances, Cinergy's regulated operations have cost tracking recovery mechanisms that pass the actual costs of these items directly to customers. Cinergy's regulated businesses, accordingly, have no exposure to changes in prices. Such items, therefore, have no value to a buyer other than any book value, regardless of whether the coal contracts or emission allowances are favorable or unfavorable compared to market prices, because the buyer has no ability to recover any favorable pricing that might exist at any point in time for coal contracts or emission allowances, nor does the buyer have any exposure if the prices were above market prices.

        On a more macro level, the purchase price does not reflect any amounts above or below currently recorded book values for any of the tangible or identifiable intangible assets or liabilities of Cinergy's regulated operations because the recoveries through rates are limited to existing book values.

        In summary, the Company believes the methodology it is using to assess the fair value of assets and liabilities for rate-regulated operations accounted for under SFAS No. 71 is in conformity with GAAP and is also consistent with the methodology used by other companies for acquisitions of regulated operations.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 152

Note (b) Goodwill, page 155

  23.
  Provide to us the calculation of the value of the Cinergy stock compensation assumed of $138 million. Show us the detailed computation by equity instrument using any information on options and restricted stock contained in Cinergy's December 31, 2004 financial statements. Tell us the method you are using to value the stock option awards and describe

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

    the model. Tell us how you treat vested versus unvested equity awards. Additionally, please advise if this amount contains any performance awards, or other equity compensation arrangements which could be settled in cash.

        The detailed calculation, by award type, of the value of Cinergy stock compensation assumed of $138 million has been provided at Exhibit A to this letter. Please note the information in Exhibit A was calculated based upon the outstanding Cinergy stock-based compensation awards at March 31, 2005, the date for which the pro forma balance sheet was prepared and not as of December 31, 2004. The change in the number of instruments outstanding from December 31, 2004 to March 31, 2005 is substantially due to additional grants in the first quarter of 2005.

        As required by FIN 44, paragraph 84, the fair value of Cinergy's stock-based compensation to be assumed by Duke Energy as of March 31, 2005 has been included as part of the estimated purchase price, as all of Cinergy's stock-based compensation will vest upon consummation of the proposed merger, and therefore none of the fair value of the awards has been allocated to unearned compensation in the pro forma balance sheet.

        The method used to value Cinergy's stock option awards was the fair value based method as set forth in SFAS No. 123. The option-pricing model used to determine the fair value of Cinergy's stock option awards, of approximately $79 million, was the Black-Scholes model. As shown in Exhibit A, the valuation of the stock option awards takes into account (1) the number of shares subject to exercise, which was determined based upon the number of Cinergy shares underlying each award multiplied by the exchange ratio of 1.56 as required by the merger agreement (shown as "Adj. Shares Outstanding"), (2) the fair value of Duke Energy common stock of $28.75 per share, as determined using the guidance in EITF Issue No. 99-12 and EITF Issue No. 00-23, Issue 13 (shown as "Duke Stock FMV"), (3) the respective exercise price, which was determined by dividing the stated exercise price of each award by the exchange ratio of 1.56 as required by the merger agreement (shown as "Adj. Strike Price"), (4) the expected life of the option of 70% of the remaining term, (5) the assumed volatility of Duke Energy common stock of 33%, (6) the expected dividend yield of Duke Energy common stock of 4.71%, and (7) the risk-free interest rate over the expected life of the options (which ranges from 3.32% to 4.32% depending on the remaining expected life of the award).

        As disclosed in Note 2 to Cinergy's 2004 consolidated financial statements filed on Form 10-K, beginning in 2003, Cinergy's performance-based awards are settled 50% in cash and 50% in common stock. Therefore, 50% of the fair value of the performance-based awards, or approximately $52 million, representing the portion assumed to be settled in cash, was reflected in the allocation of the estimated excess purchase price within Accrued Expenses, with the remaining 50%, or $52 million, included within the estimated purchase price as stock compensation to be assumed. Cinergy's stock options and restricted stock awards do not allow for settlement in cash and therefore the full fair value of those awards was included within the estimated purchase price of stock compensation to be assumed.

  24.
  Please describe in detail your process for identifying all acquired intangible assets including those related to your regulated operations; see above comment. Other intangibles to be considered include, for example, licensing agreements, procurement contracts, and real estate easements. These examples are not exhaustive. Given the substantial amount of goodwill recorded on this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please tell us in detail the reasons you paid a substantial premium relative to the allocated net fair values to acquire assets with a limited return. While we understand that synergies resulting from the combination, as well as cost savings from certain eliminations; such as corporate overhead, may justify a premium, your existing purchase price allocation of approximately 47% of goodwill appears high given the target is a capital intensive business. Please advise in detail.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

        The Company's process for identifying all required intangible assets, as discussed in paragraph 39 of SFAS No. 141, included a variety of procedures, including thorough analysis and discussions of potential intangible assets (e.g., those listed in paragraph A14 of SFAS No. 141) with Cinergy management and accounting personnel, review of Cinergy's recent Form 10-K and 10-Q filings and performance of substantial operational and financial due diligence preceding entry into the merger agreement. The items that were identified that met the contractual or separability requirements in SFAS No. 141 have been separately reflected in the pro forma financial statements, including emission allowances and procurement contracts related to the non-regulated operations. The methodology used to assess fair values of the assets, including intangible assets, for Cinergy's regulated operations, is discussed in the response to Comment 22 above.

        With respect to the Staff's observations and questions regarding the acquisition premium and relative amount of goodwill reflected in the pro forma financial statements, the Company notes the following:

  •
  The section in the Amendment entitled "Duke Energy's Reasons for the Mergers and Recommendations of Duke Energy's Board of Directors" (beginning on page 56) includes discussion of a number of strategic factors supporting Duke Energy's decision to acquire Cinergy, including the following:

  •
  Increased Scale and Scope with Stand-alone Strength

  •
  Stronger Utility Business Platform

  •
  Stronger Merchant Power Business

  •
  Shared Vision

  •
  Complementary Positions in the Midwest

  •
  Combined Expertise

  •
  As disclosed in the Amendment, Duke Energy anticipates realizing significant synergies and cost savings following consummation of the merger with Cinergy, which the Company believes supports a significant amount of the goodwill.

  •
  The estimated goodwill as a percentage of total consideration of approximately 47% for the transaction is comparable to, or in some instances considerably lower than, the percentages allocated to goodwill in recent transactions in the electric utility industry.

        The Company believes these factors support management's current assessment that a majority of the premium to be paid over book values represents goodwill rather than any other identifiable intangible assets. The pro forma financial information includes disclosures that the allocation of purchase price reflected in the pro forma financial statements is based upon management's preliminary estimates with respect to fair values, and that definitive allocations will be performed and finalized based upon valuations and other studies following the closing date of the mergers.

  25.
  Please tell us how you intend to allocate the goodwill created on this acquisition to your reporting units. Please be detailed in describing to us how you define your reporting units. If goodwill is anticipated to be allocated in a manner that does not follow the related assets, please show us the method you anticipate using to allocate goodwill between reporting units.

        The Company has not yet determined what the composition of its operating or reportable segments or reporting units will be following completing of the merger in 2006. However, the Company will continue to follow the guidance in SFAS No. 142 regarding the identification of reporting units and allocation of goodwill to the reporting units.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

Note (c) Power Generating Assets, page 155

  26.
  We note your preliminary valuation analysis of Cinergy's non-regulated generating facilities is between $1.7 billion and $2.5 billion, which is a wide range. Please note you should include a sensitivity analysis that allows the user to determine the effect on net income of material changes in value allocated to generating facilities. See Rule 11-02(b)(8) of Regulation S-X. Finally, tell us whether you plan on obtaining an appraisal for such facilities. Please note that if an appraisal that employs comparable sales as a valuation basis is used, more weight should be given to the most recent facilities sales. We may have further comment upon review of the final values used upon consummation.

        The Company acknowledges the Staff's comment and has revised the Form S-4 to include a sensitivity analysis to the footnotes to the pro forma financial statements. The Company intends to obtain an appraisal for such facilities.

Note (d) Emission Allowances, page 156

  27.
  Explain to us why a disproportionate amount of emission allowances were classified as non-current assets as opposed to inventory. In this regard, explain to us your anticipated usage with respect to these allowances. We understand that emission allowances have finite lives, explain to us how you recognize expense related to such assets. Tell us why you classify the allowances as inventory and advise as to the account name such non-current assets are classified in. Tell us whether emission allowances are plant specific or whether they can be used interchangeably among all coal plants. Also, please explain to us if any emission allowances are identified as held for sale well in advance of expiration or whether such assets are held closer to potential expiration prior to being held for sale. Given the intangible nature of such assets, we believe the disclosure requirements set forth in paragraph 45.a of SFAS 142 should be considered. Finally, explain to us how you value the emission credits. Please tell us whether such allowances are SO2 or NOX or what combination and the principal reason(s) almost a billion dollars in value was allocated to such assets.

        Pursuant to the Clean Air Act, as amended, for each ton of sulfur dioxide and nitrogen oxide emitted by a power plant, Cinergy must submit one emission allowance (EA) to the EPA. EAs may be used interchangeably among different plants and may be freely purchased or sold in the market to meet a company's annual compliance requirement. Most power companies have many years worth of EAs in inventory at any given time, with each EA having a vintage year designation. EAs with a prior year vintage designation may be used for compliance in a current or future period (e.g., a 2004 vintage EA not used in 2004 may be used for 2005 or any subsequent year compliance); however, a future vintage year EA may not be used for compliance in the current year (e.g., a 2007 vintage EA may not be used for 2005 compliance; instead it can only be used in 2007 and forward). Given that EAs carry forward indefinitely, they do not have finite lives.

        Emission allowances are accounted for at weighted average cost, by vintage year, similar to physical inventory. EAs are expensed at their weighted average cost as they are consumed, consistent with industry practice. The amount reflected in the pro-forma balance sheet as non-current represents the amounts not expected to be used in the next operating cycle. Neither the Company nor Cinergy typically classifies EAs as held for sale because they use the EAs in their ongoing compliance, although whenever excess EAs are accumulated, they may be sold. Because EAs are treated similar to raw material inventory, they are not classified as held for sale even prior to their sale. Given that EAs are not amortized like traditional intangibles, the Company does not believe the disclosures under paragraph 45 of SFAS No. 142 are appropriate.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

        Emission allowances for Cinergy's non-regulated operations were valued for purposes of the pro forma financial statements by using quoted prices, where available, and using estimated prices when quotes are not available. An independent consulting firm's forecasting model was used in modeling long-term EA prices. Their approach is a multi-regional, dynamic linear programming model of the U.S. power sector that simulates competitive supply and demand and produces an integrated price forecast for EAs, wholesale power, and fuel.

        Nearly all of the value assigned to emission allowances relates to sulfur dioxide emission allowances. The primary reason so much of that value relates to sulfur dioxide is that Cinergy holds a significantly greater quantity of sulfur dioxide EAs than it does nitrogen oxide EAs. The value of the EAs is significant largely due to the significant price increases in sulfur dioxide EAs from 2003 through 2005. In early 2003, sulfur dioxide EAs were frequently purchased for approximately $160 per ton. In 2005, they have been purchased, at times, at a price of nearly $900 per ton.

Note (e) Investments, page 156

  28.
  For the five largest equity investments, provide us a summary of the carrying value, the adjustment to reflect fair value and how you calculated such adjustment. Of the five, identify those in which you are awaiting appraisals. For the largest basis reducing fair value adjustment, if not included in the preceding five, show us how you determined the step-down adjustment. If the adjustment is in excess of 10% of the predecessor carrying amount, tell us how Cinergy evaluates other-than-temporary declines under paragraph 19.h of APBO no. 18. On this point, please advise whether any of the cash flow analysis and appraisals will result in an other-than-temporary write-down of any of Cinergy's equity investees. If so, please provide the name and details.

        The fair values for Cinergy's investments were determined primarily through the use of discounted cash flow analysis, but the Company also considered any unsolicited third party offers received but not ultimately accepted. The Company is not awaiting appraisals on any of these investments, however, the Company currently intends to seek independent appraisals for most of the material assets upon consummation of the merger.

        The following table identifies the five largest equity method investments and their carrying values, fair values and fair value adjustments as of March 31, 2005.

Equity Method Investment Name (amounts in millions)	Carrying Value	Fair Value	FV Adjust.
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*

*
Redacted in accordance with 17 C.F.R. §200.83. The Company has submitted such information to the SEC under a claim of confidentiality.

        There were no basis-reducing fair value adjustments reflected in the pro-forma financial statements. All of the fair value adjustments resulted in either increases to or no change in the carrying values. At this time, the Company does not anticipate that any of the final valuations will result in material write-downs of Cinergy's investments.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

Note (i) Long term debt and notes payable, page 156

  29.
  Please explain why you have not made any fair value adjustments related to Cinergy's regulated debt. In this regard, we would anticipate seeing an adjustment to the liability and balancing adjustment to a regulatory asset or liability depending upon fair value of the debt. Please advise.

        Please refer to the response to Comment 22 above for a discussion of the methodology used to estimate the fair values of the assets and liabilities for Cinergy's regulated operations. Applying this methodology to fixed rate debt results in no adjustment to reflect any differences between the rates reflected in the debt instruments and current market rates. Because the revenues that will be collected in the future are based on actual embedded debt costs versus market rates, any differences in rates had no impact on the price paid for Cinergy by Duke Energy.

Note (j) Pension and Postretirement Benefit Obligations, page 156

  30.
  Please explain to us how you computed the adjustment to the pension and postretirement obligations. To the extent you utilize or expect to utilize a current actuarial valuation, please tell us the date of such valuation, all the principle assumptions and whether you anticipate updating the valuation upon closing. Please explain to us what consideration you have given to anticipated settlements due to early retirement options in measuring the projected benefit obligation. To the extent such settlements relate to your severance plans and are included in the purchase allocation, explain how they will meet the requirements of EITF 95-3. Also, please explain why you believe $228 million of the adjustment is recoverable in future rates and show us how such amount will be recovered by using a hypothetical illustration of the accounting adjustments that will be made as of the end of the first year in which the merger is consummated.

        The responses below reference data as of March 31, 2005 as that was the date of the pro forma financial information to which the Staff's questions relate. The pro forma financial information, including the information supporting the adjustments for pension and post-retirement benefit obligations, has been updated as of June 30, 2005 in amendment number 1 to the Company's Form S-4.

        The adjustment to Cinergy's pension and postretirement obligations was computed based upon the guidance in SFAS Nos. 87 and 106. Both SFAS Nos. 87 (paragraph 74) and 106 (paragraphs 86-88) require that in a business combination the allocation of the purchase price include a liability for the projected benefit obligation in excess of plan assets, thereby eliminating any unrecognized gains and losses, unrecognized prior service cost or transition asset or obligation.

        The amounts reflected in the pro forma financial information were determined principally based upon the most recent actuarial valuations prepared as of September 30, 2004, the measurement date for Cinergy's pension and postretirement benefit plans with updates for certain assumptions. The principle assumptions used in the qualified pension plan valuation in the pro forma financial statements include a discount rate of 6.0%, expected return on plan assets of 8.5%, rate of future compensation increase of 4% and health care cost trend rates for 2005 of 8% with the ultimate trend rate of 5% reached in 2008. The projected benefit obligations for the non-qualified pension plan and the postretirement benefit plan were not updated as any changes in the projected benefit obligations due to changes in the discount rate were not considered to be material due to the nature of the underlying obligations. Neither the non-qualified pension plan nor the postretirement benefit plans have any plan assets.

        When performing the actual purchase accounting, the Company anticipates using an actuarial valuation as of the date of consummation of the merger, utilizing assumptions that appropriately reflect

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

the design of the plans at that time. Whether there may be any changes to Cinergy's pension and postretirement benefit plans is not known at this time.

        No consideration was given to any early retirement options directly related to the proposed merger in measuring the projected benefit obligation, as no such early retirement options have been determined at this time. Furthermore, the Company has not reflected any obligations under EITF Issue No. 95-3 in the purchase price allocation as the specificity of any benefits, including any early retirement options, related to any impending severance plans have not been formulated at this time.

        The $228 million adjustment to regulatory assets represents the portion of the excess pension and postretirement benefit obligation related to Cinergy's regulated operations, including CG&E transmission and distribution, PSI and ULH&P. This amount is probable of recovery in rates as Cinergy has historically been allowed recovery in rates of its pension and postretirement benefit expenses inclusive of any amortization of transition obligations, prior service cost and deferred actuarial gains and losses. Subsequent to the consummation of the proposed merger, the Company anticipates it will continue to be able to recover its pension expense related to its regulated operations through rates based on historical amounts without giving any effect to the impact of purchase accounting. As a result, the rate revenues collected will continue to reflect pension expense inclusive of the amortization of any transition obligations, prior service cost and deferred actuarial gains and losses that existed prior to the application of purchase accounting. Accordingly, following consummation of the merger, the collections for pension expense through rates are anticipated to be higher than pension expense reported under GAAP. This excess represents recovery of the regulatory asset to be recorded related to pensions and postretirement benefit obligations. For example, if GAAP pension expense for the first year following the merger was $80 million, and the collections through rates for pension expense was $100 million, the difference of $20 million would represent recovery of a portion of the regulatory asset. The Company believes that recording a regulatory asset under these circumstances is consistent with the guidance in paragraph 210 of SFAS No. 87.

Note (k) Power and Fuel Contracts, page 157

  31.
  Please describe in detail your assumptions used in determining the fair market value of Cinergy's fuel and power sale contracts. Specifically tell us the assumptions. Explain to us how you obtain forward market curves for energy prices including whether they are internally generated or based on outside sources. If outside, identify the source. Tell us whether the forward curves are used for other business purposes; such as entering into contracts for purchase and sale of the specified commodity in a given market. Tell us whether the same forward curve is used for sales versus purchases for a given commodity at a given delivery point. If not, please explain why. Also, please explain why no adjustments have been made to Cinergy's regulated power supply and fuel contracts.

        The Company incorporates several assumptions into its valuations of Cinergy's power and fuel contracts including contract volumes, discount rates, and forward market curves. With respect to forward market curves, on a daily basis, Cinergy's marketing and trading business produces forward curves for power and fuel. These curves are produced internally but incorporate a variety of market inputs, including broker quotations, bids and offers received via electronic exchanges, and transactions executed. Indicative information from customer contacts and potential transactions are also used for pricing less liquid commodities, particularly certain types of fuel. The significant numbers of contracts valued in preparing the pro-forma financial statements utilize a variety of curves reflecting the differing delivery locations and time periods for power and the differing quality specifications, locations, and delivery periods for fuel. In particular, fuel curves vary reflecting, among other things, differences in heat content, sulfur content, and ash content for the different types of fuel under contract. The same

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

curve is used for sales versus purchases for a given commodity at a given delivery point, and the forward curves used to value the power and fuel contracts are used for other business purposes.

        No adjustments have been made to Cinergy's regulated power supply and fuel contracts because the revenues to be derived from the use of the contracts will be based on historical cost, as is more fully discussed in the response to Comment 22.

Comparison of Shareholder Rights, page 160

  32.
  We note that in connection with the merger, the rights of former Duke Energy shareholder will be governed by a new certificate of incorporation and by-laws. Among these, as set forth on pages 168-169, we note that supermajority voting provisions relating to the amendment of the articles of incorporation, removal of directors, etc., will no longer be relevant for Duke Energy shareholders. It does not appear that you intend to separately present these changes as proposals for shareholders to vote upon. Please tell us why Rule 14a-4(a)(3) of the proxy rules does not require you to "unbundle" these matters. In this regard, please see the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

        Duke Energy's certificate of incorporation contains a provision that requires the vote of 80% of the combined voting power of the then outstanding shares of Duke Energy stock as a condition to amending Article VIII of the certificate of incorporation. Article VIII of the certificate of incorporation, when drafted, contained certain provisions regarding directors, most importantly the classification of the board into three classes. Article VIII contained the supermajority voting provision to protect the classification provision. At their annual meeting on May 12, 2005, however, the shareholders of Duke Energy overwhelmingly voted in favor of declassifying Duke Energy's board of directors. Until the annual meeting of shareholders to be held in 2006, the board of directors of Duke Energy is classified, with the board divided into three classes. As a result, approximately one third of the board positions become open each year. Beginning with the 2006 annual meeting, the board will no longer be classified and all directors, other than those who may be elected by the holders of any class or series of stock having preference over the common stock as to dividends or upon liquidation to elect directors under specified circumstances, will be elected to one-year terms. Accordingly, the core rationale for the supermajority voting provision no longer exists.

        While the supermajority voting provision technically still applies to the other provisions in Article VIII, those provisions are not substantive protective measures and thus Duke Energy does not view elimination of the supermajority voting provision as a material change to the rights of Duke Energy shareholders. For instance, the current certificate of incorporation provides that the board may set the number of directors between 12 and 24. This "cap" is essentially meaningless in an unclassified board—all directors are up for election at each annual meeting, and thus adding board members would not provide Duke Energy additional protection in the event of an unsolicited offer. Accordingly, the elimination of the supermajority voting provision does not materially affect the substantive rights of Duke Energy's shareholders and unbundling is not required or appropriate.

Agreement and Plan of Merger, page A-1

  33.
  Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.

        The Company has revised the Form S-4 by including a list briefly identifying the contents of all omitted schedules or similar supplements and has included an agreement to furnish the Staff with a copy of any omitted schedule upon request.

Signatures

  34.
  Please have your principal executive officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement in these capacities.

        The Amendment has been signed by the principal executive officer, principal financial officer, principal accounting officer, and at least a majority of the board of directors in such capacities.

Exhibits

  35.
  Please file all required exhibits, such as the legality and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

        The Company acknowledges the comment and will provide all required exhibits in a timely manner.

* * * * *

        Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,
/s/ Sheldon S. Adler Sheldon S. Adler, Esq. Skadden, Arps, Slate, Meagher & Flom LLP
cc:
B. Keith Trent, Esq.
Group Vice President—General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz

CONFINDENTIAL TREATMENT REQUESTED BY DUKE ENERGY HOLDING CORP.